Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 3 DATED July 11, 2019

TO THE PROSPECTUS DATED APRIL 19, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 19, 2019, Supplement No. 1 dated May 16, 2019, and Supplement No. 2 dated June 21, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	an update regarding the sponsor of our public offering;
•	an update to our executive officers;
•	an update regarding our transfer agent; and
•	our entry into a revolving credit facility.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of July 5, 2019, in connection with our public offering, we have received gross offering proceeds of approximately $183.2 million, consisting of approximately $90.1 million from the sale of approximately 3.6 million Class A shares, approximately $74.7 million from the sale of approximately 3.1 million Class T shares, and approximately $18.4 million from the sale of approximately 0.8 million Class W shares. As of July 5, 2019, approximately $911.9 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Update Regarding Our Sponsor

On June 28, 2019, Strategic Storage Trust II, Inc. (“SST II”), and its operating partnership, Strategic Storage Operating Partnership II, L.P., entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments are referred to collectively as the “Self Administration Transaction”), with our then sponsor, SmartStop Asset Management, LLC (“SAM”), and its affiliates, pursuant to which, effective as of June 28, 2019, SST II acquired the self storage advisory, asset management, property management, investment management, and tenant insurance businesses of SAM, along with certain other assets, including SAM’s sole membership interest in SmartStop Storage Advisors, LLC, which owned all of the membership interests of our advisor and our property manager.

Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). In all places in our prospectus where SST II is mentioned, the name shall be changed to SmartStop Self Storage REIT, Inc. or SmartStop. As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC (“SmartStop REIT Advisors”), an indirect wholly owned subsidiary of SmartStop, will be our sponsor.

The following information should be read in conjunction with, and updates accordingly, the “Prospectus Summary — Our Sponsor” and “Prospectus Summary — Concurrent Offering” subsections of our prospectus, the “Risk Factors — Risks Related to Conflicts of Interest” subsection of our prospectus, the “Management — Affiliated Companies” subsection of our prospectus, the “Conflicts of Interest — Interests in Other Real Estate Programs and Other Concurrent Offerings” subsection of our prospectus, the “Plan of Distribution — General” subsection of our prospectus, and all similar discussions appearing throughout our prospectus:

Our Sponsor

Below is additional information about our new sponsor and its affiliates immediately following the Self Administration Transaction:

•	SmartStop is now the ninth largest fully integrated, self-administered and self-managed self storage company, owning 113 self storage properties in 17 states and Ontario, Canada;
•

SmartStop REIT Advisors and its subsidiaries will now serve as our sponsor, advisor, and property manager, as well as the sponsor, advisor, and property manager of Strategic Storage Growth Trust II, Inc. (“SSGT II”), a private REIT focused on opportunistic self storage assets;

•	SmartStop is a diversified real estate company focused on the acquisition, advisory, asset management, and property management of self storage properties;
•	SmartStop employs approximately 350 self storage, investment, and management professionals focused on increasing revenue, occupancy, net operating income, and customer satisfaction;
•	SmartStop now owns the “SmartStop®” brand, “Strategic Storage®” brand, related trademarks, and over 250 domain names, including www.smartstop.com; and
•	The executive officers of SmartStop REIT Advisors are substantially the same executive officers of our prior sponsor.

Concurrent Offerings

SmartStop REIT Advisors is our new sponsor and also sponsors SSGT II and may in the future sponsor additional programs focused on acquiring self storage assets. SmartStop, which was previously engaged in an offering focused on acquiring self storage assets, closed its primary offering to new investors in January 2017; however, it expects to continue selling shares of its common stock pursuant to its distribution reinvestment plan. As of July 5, 2019, SmartStop had raised approximately $608 million of gross offering proceeds in its public offering and its ongoing distribution reinvestment plan offering.

The chart and notes under the “Prospectus Summary — Our Structure” subsection and the “Conflicts of Interest — Certain Conflict Resolution Procedures” subsection of our prospectus are hereby amended and replaced with the following chart and note:

*

The address of all of these entities, except Select Capital Corporation, is 10 Terrace Road, Ladera Ranch, California 92694. The address for Select Capital Corporation is 31351 Rancho Viejo Road, Suite 205, San Juan Capistrano, California 92675

**	SmartStop REIT Advisors, LLC and SmartStop Storage Advisors, LLC are each indirect wholly owned subsidiaries of SmartStop Self Storage REIT, Inc.

Related Updates to Risk Factors

The risk factor on page 33 of the prospectus captioned “Our advisor will face conflicts of interest relating to the purchase of properties, including conflicts with Strategic Storage Trust II, Inc. and Strategic Storage Growth Trust II, Inc., and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities” is hereby replaced in its entirety with the following, and the corresponding risk factor captions on the cover page and page 16 of the prospectus are also updated accordingly:

Our advisor will face conflicts of interest relating to the purchase of properties, including conflicts with SmartStop and Strategic Storage Growth Trust II, Inc., and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We may be buying properties at the same time as one or more of the other programs managed by officers and key personnel of our advisor, including SmartStop, a public non-traded REIT that invests in self storage properties with total assets of approximately $1.1 billion as of March 31, 2019, and SSGT II, a private REIT sponsored by our sponsor that invests in self storage properties, and other private programs sponsored by our sponsor. We anticipate that our sponsor will have the first right to purchase certain self storage properties, and our sponsor may have access to significantly greater capital than us. Our advisor and our property manager will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services and other functions between various existing enterprises or future enterprises with which they may be or become involved and our sponsor’s investment allocation policy may not mitigate these risks. There is a risk that our advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by our sponsor or its affiliates. We cannot be sure that officers and key personnel acting on behalf of our advisor and on behalf of these other programs will act in our best interests when deciding whether to allocate any particular property to us. Such conflicts that are not resolved in our favor could result in a reduced level of distributions we may be able to pay to you and the value of your investment. If our advisor or its affiliates breach their legal or other obligations or duties to us, or do not resolve conflicts of interest in the manner described in this prospectus, we may not meet our investment objectives, which could reduce our expected cash available for distribution to you and the value of your investment.

In connection with the Self Administration Transaction, affiliates of our dealer manager no longer own a 2.5% non-voting membership interest in our advisor. All references to affiliates of our dealer manager owning a 2.5% non-voting membership interest in our advisor are hereby deleted from the prospectus.

Update to Our Executive Officers

On July 8, 2019, James L. Berg resigned from his position as our Secretary. Mr. Berg’s resignation was not related to any disagreement with us, our management, or any of our operations, policies, or practices. On July 8, 2019, our board of directors appointed Nicholas M. Look to serve as our Secretary.

The change in our Secretary discussed above was made in connection with the Self Administration Transaction and certain employees focusing on student and senior housing remaining with SAM.

All references to Mr. Berg and Mr. Look in our prospectus are hereby updated accordingly.

The list of our executive officers and directors in the “Management — Executive Officers and Directors” subsection of the prospectus is hereby replaced with the following:

Name	Age	Position(s)
H. Michael Schwartz	52	Chairman of the Board of Directors and Chief Executive Officer
Michael S. McClure	56	President
Matt F. Lopez	41	Chief Financial Officer and Treasurer
Wayne Johnson	61	Chief Investment Officer
Nicholas M. Look	36	Secretary
Dean I. Ader	67	Independent Director
Alexander S. Vellandi	48	Independent Director

Mr. Look’s biographical information is hereby added to the “Management — Executive Officers and Directors” subsection of our prospectus as follows:

Nicholas M. Look. Mr. Look serves as our Secretary, a position to which he was appointed in July 2019. Mr. Look is also General Counsel and Secretary of SmartStop, a position he has held since June 2019. Mr. Look was previously Senior Corporate Counsel of SAM, a position he held from June 2017 to June 2019. In addition, Mr. Look serves as the Secretary of SSGT II, a position he has held since July 2019. From September 2017 to July 2019, Mr. Look served as Assistant Secretary of SSSHT. Prior to that, Mr. Look worked with the law firms of K&L Gates LLP, from April 2014 to June 2017, and Latham & Watkins LLP, from October 2010 to April 2014, where he served as corporate counsel to a variety of public and private companies, and where his practice focused on securities matters, capital markets transactions, mergers and acquisitions and general corporate governance and compliance. Mr. Look holds a B.S. in Computer Science from the University of California, Irvine and a J.D. from the Pepperdine University School of Law. He is a member of the State Bar of California.

Update Regarding Our Transfer Agent

The first paragraph of the “Management — Transfer Agent Agreement” subsection of our prospectus is hereby replaced in its entirety with the following:

Pursuant to our transfer agent agreement, which was approved by our independent directors, our transfer agent will provide transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our transfer agent may retain and supervise third party vendors in its efforts to administer certain services. Our transfer agent also conducts transfer agent and registrar services for other non-traded REITs sponsored by our sponsor.

Footnote 13 in the “Management Compensation” section of our prospectus is hereby replaced in its entirety with the following:

(13)

Pursuant to our transfer agent agreement, our transfer agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholder. Our transfer agent may retain and supervise third party vendors in its efforts to administer certain services. We also expect that our transfer agent will conduct transfer agent and registrar services for other non-traded REITs sponsored by our sponsor. The fees we pay our transfer agent are fixed for the first 12 months of the transfer agent agreement and are then subject to annual adjustment as mutually agreed upon by the parties. The initial term of the agreement is three years, but either party may terminate the agreement upon 90 days’ prior written notice. In the event that we terminate the agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Entry into a Revolving Credit Facility with KeyBank

On June 27, 2019, we, through our operating partnership, and certain affiliated entities (collectively, the “Borrower”), entered into an amended and restated credit agreement (the “Amended KeyBank Credit Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger. The Amended KeyBank Credit Agreement replaced our term credit facility with KeyBank.

Under the terms of the Amended KeyBank Credit Agreement, we have an initial maximum borrowing capacity of $55 million. On June 27, 2019, $43 million was drawn on the Amended KeyBank Credit Agreement to repay in full the outstanding balance on the term credit facility with KeyBank. We anticipate we will use the Amended KeyBank Credit Agreement to fund future self storage property acquisitions. The Amended KeyBank Credit Agreement may be increased by up to an additional $245 million, to a maximum credit facility size of $300 million, in minimum increments of $20 million, which KeyBank will arrange on a best efforts basis.

The Amended KeyBank Credit Agreement is a revolving loan with an initial term of three years, maturing on June 27, 2022, with two one-year extension options subject to certain conditions outlined further in the Amended KeyBank Credit Agreement. Monthly payments due pursuant to the Amended KeyBank Credit Agreement are interest-only and the principal balance is due at maturity. The Amended KeyBank Credit Agreement bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Amended KeyBank Credit Agreement) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Amended KeyBank Credit Agreement). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Amended KeyBank Credit Agreement) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Amended KeyBank Credit Agreement). The Applicable Rate means the percentage rate corresponding to our total leverage, which are as follows for Eurodollar Loans: (1) 225 basis points with a total leverage ratio greater than or equal to 55%; (2) 200 basis points with a total leverage ratio greater than or equal to 45% but less than 55%; (3) 175 basis points with a total leverage ratio greater than or equal to 35% but less than 45%; and (4) 150 basis points with a total leverage ratio less than 35%. On June 27, 2019, the interest rate was approximately 3.9% which was based on the LIBO Rate plus 150 basis points.

The Borrower paid certain fees to the lenders in connection with the Amended KeyBank Credit Agreement. The Borrower will also pay KeyBank an annual administrative fee of $35,000, payable quarterly, and an Unused Commitment Fee (as defined in the Amended KeyBank Credit Agreement), payable quarterly.

The Amended KeyBank Credit Agreement is fully recourse, jointly and severally, to each of the Borrowers and is secured by cross-collateralized first mortgage liens on 15 Mortgaged Properties (as defined in the Amended KeyBank Credit Agreement). The Amended KeyBank Credit Agreement may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated as of June 27, 2019, in favor of the Lenders, we serve as a guarantor of all obligations due under the Amended KeyBank Credit Agreement.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Amended KeyBank Credit Agreement, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Amended KeyBank Credit Agreement) necessary to maintain compliance with the financial covenants. The Amended KeyBank Credit Agreement contains: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; and events of default all as set forth in such loan documents. In particular, the Amended KeyBank Credit Agreement imposes certain requirements on the Borrower such as a minimum Debt-Service-Coverage-Ratio, maximum Loan-to-Value Ratio, minimum number of Mortgaged Properties, and minimum required Pool Value for the Mortgaged Properties (capitalized terms are as defined in the Amended KeyBank Credit Agreement). The Amended KeyBank Credit Agreement imposes certain requirements on us such as a maximum Total Leverage Ratio, a minimum Tangible Net Worth, a minimum Fixed Charge Ratio and a required Interest Rate Protection (capitalized terms are as defined in the Amended KeyBank Credit Agreement). The Amended KeyBank Credit Agreement is fully recourse to us and our operating partnership.